UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 9, 2021	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 32.3% YoY INCREASE IN JUNE 2021 REVENUE; 28.6% YoY INCREASE IN 2Q21 REVENUE; NEW RECORD QUARTERLY AND MONTHLY HIGHS

Hsinchu, Taiwan, July 9, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported new quarterly and monthly record levels for unaudited consolidated revenue for the month of June 2021 and for the second quarter ended June 30, 2021. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$27.91 to US$1.00 as of June 30, 2021.

Revenue for the second quarter of 2021 increased 28.6% on a year over year basis to NT$6,982.3 million or US$250.2 million, representing an increase of 8.0% from the first quarter of 2021. The Company noted its record high revenue level is being driven by strong demand with a high UT level of test lines, and its memory assembly capacity is remaining fully utilized.

Revenue for the month of June 2021 increased 32.3% on a year over year basis to NT$2,360.3 million or US$84.6 million, representing an increase of 0.9% compared to May 2021.

Consolidated Monthly Revenues (Unaudited)
	June 2021	May 2021	June 2020	MoM Change	YoY Change
Revenues (NT$ million)	2,360.3	2,338.6	1,784.5	0.9%	32.3%
Revenues (US$ million)	84.6	83.8	63.9	0.9%	32.3%

Consolidated Quarterly Revenues (Unaudited)
	Second Quarter 2021	First Quarter 2021	Second Quarter 2020	QoQ Change	YoY Change
Revenues (NT$ million)	6,982.3	6,465.3	5,428.1	8.0%	28.6%
Revenues (US$ million)	250.2	231.6	194.5	8.0%	28.6%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.